1290 Avenue of the Americas

New York, NY 10104

September 10, 2014

VIA EDGAR

Alison White, Esquire

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Post-Effective Amendment No. 68 to Form N-4 Registration Statement

File Nos.: 333-64749 and 811-07659

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments on the N-4 Amendment filed by AXA Equitable Life Insurance Company (“the Company”) on July 22, 2014, as provided by telephone on August 7, 2014. The Registrant is Separate Account No. 49 of AXA Equitable Life Insurance Company.

We intend to file a post-effective amendment to the above-referenced Registration Statement to incorporate these changes and to include the consent of our independent registered public accounting firm. In addition, the Company will be requesting approval under Rule 485(b)(1)(vii) to add the identical disclosure in connection with the Riders (as reviewed and commented on by the staff) to the following registration statements of AXA Equitable:

Separate Account No. 49 of AXA Equitable Life Insurance Company (811-07659)

333-05593

333-31131

333-60730

In addition to the changes made in the two supplements in response to the Staff’s comments, we have made additional changes, which are reflected in the blackline.

We first set forth each specific staff comment and then provide our response.

1.	Please provide a Tandy representation with the response letter.

Response: We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus supplements for the above-referenced Registration Statements. We acknowledge that the review of the filing by the Staff of the Commission does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to this filing. Further, we acknowledge that the Registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

2.	We note that the contract series and the class IDs [identifiers] do not correspond to all of the contract names. Please advise or revise.

Response: We respectfully disagree that revising our naming conventions at this time would be meaningful to our in-force contract holders, as they are an internal designation for the particular combination of base contract and benefit rider. An ’04, ’06, etc. designation, did not appear on the contracts or any documents that may have been issued to an in-force contract holder. Consequently, we believe that contract holders would not benefit from revisions to the contract series and the class identifiers because more precise IDs are not needed for contract owners to locate applicable prospectus filings.

3.	Please provide the Staff with a prototype of the letter that will be sent to investors (or any letter that might be sent to a financial adviser).

Response: Attached are copies of drafts of the prototype letters that will be sent to contract holders in the event their account value falls to zero and are eligible to receive the Guaranteed Benefit Lump Sum Payment Option. Financial advisers will be copied on the letters that are sent to contract owners.

4.	If any compensation is paid to a financial [adviser] in connection with the offer, please explicitly state so in the supplement.

Response: Compensation will not be paid to financial advisers in connection with the Guaranteed Benefit Lump Sum Payment Option. No change has been made to the supplements.

5.	Please include a representation in the registration statement (Prospectus/SAI) that the letter that will go to contract owners eligible for the offer will contain clear language:

1.	Stating that the offer is optional;
2.	Stating that if no action is taken, you will receive the stream of payments as promised under your contract;
3.	Disclosing the amount and frequency of the stream of payments;
4.	Disclosing the exact amount that the contract owner will receive if he or she accepts the lump sum offer;
5.	Disclosing that the amount of the lump sum offer will be less than the present value of the stream of payments;
6.	Describing the factors an investor should consider before accepting the offer; and
7.	Describing the reason for the offer.

Response: We confirm that the prospectus supplements will include a representation that the letter will contain the seven disclosures described above.

6.	Given that investors may have different views as to what present value means, please clarify that this present value is the actuarial value, which is a conservative measure of present value.

Response: We have modified the supplements to reflect that the standard actuarial calculations used in determining the present value of the contract reserve are a conservative measurement of present value.

7.	Please explain supplementally whether the present value is equal to the amount of money it would take to currently purchase an AXA annuity with the same terms.

Response: The supplements explain that in determining the Guaranteed Benefit Lump Sum Payment amount we apply a discount that ranges from 50%-90% of the contract reserve. The amount of the applicable discount is provided in the letter to the contract holder. Based on the discount to the contract reserve, the Guaranteed Benefit Lump Sum Payment amount will be less than the amount of money it would take to currently purchase an AXA Equitable single premium immediate annuity contract with the same terms.

8.	Please confirm that the final figure disclosed in the letter will reflect any reductions of Customize payment plan or Maximize payment plan payments to contract owners.

Response: We confirm that the final figure stated in the letter to contract holders, related to the Guarantee Benefit Lump Sum Payment Option, will reflect reductions of any payments made under a Customize payment plan or Maximize payment plan, as applicable, since a contract owner’s account value fell to zero.

9.	Please consider bolding or italicizing the second sentence in the ninth paragraph under the heading “Guaranteed Benefit Lump Sum Payment Option”.

Response: We have made the requested change.

10.	Please include one or more hypothetical examples comparing the amount the contract owner would receive under the lump sum payment option versus what he or she would receive under a GMIB or GWBL. Be sure to include at least one example where the contract owner would receive 50% of the contract reserve.

Response: We have revised the supplements accordingly. Please see Appendix A to the supplements.

11.	Please make the same revisions with respect the Accumulator 04 supplement, as applicable.

Response: We confirm that the same revisions will be made to the Accumulator 04 supplement, as applicable.

12.	Please advise supplementally what the “Form of Endorsement applicable to Termination of Guaranteed Minimum Death Benefits”, “Form of Endorsement Terminating the Guaranteed Withdrawal Benefit for Life Rider and any Applicable Guaranteed Minimum Death Benefit”, “Form of Endorsement Terminating the Guaranteed Withdrawal Benefit for Life Rider and any Applicable Guaranteed Minimum Death Benefit”, “Form of Endorsement Terminating the Guaranteed Minimum Income Benefit and any Guaranteed Minimum Death Benefit(s)”, and “Form of Endorsement Terminating the Guaranteed Minimum Income Benefit and any Guaranteed Minimum Death Benefit(s)” listed in Part C as Exhibits 4(a)(d)(t), 4(a)(d)(u), 4(a)(d)(v), 4(a)(d)(w) and 4(a)(d)(x) are and why they were filed.

Response: The Form of Endorsements described above were used in connection with prior guaranteed minimum death benefit, guaranteed minimum income benefit, and guaranteed withdrawal benefit for life buyout offers.

13.	Endorsement – “Form of Lump Sum Payment Option” in Part C listed as 4(a)(d)(y) states to be filed by amendment. Please submit to the Staff for review as soon as practicable.

Response: Copies of the Form of Lump Sum Payment Option endorsements are attached herein.

Very truly yours,

/s/ Russell Shepherd
Russell Shepherd

cc:	Christopher E. Palmer, Esq.

Goodwin Procter LLP

AXA Equitable Life Insurance Company

Supplement dated September __, 2014 to current prospectuses dated May 1, 2014 for

•	Accumulator®
•	Accumulator® Elite
•	Accumulator® Plus
•	Accumulator® Select
•	Accumulator® Series

This Supplement updates certain information in the most recent prospectuses and statements of additional information dated May 1, 2014 (collectively the “Prospectus”) you received. You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged and the Prospectus is hereby incorporated by reference. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

This Supplement describes a “new” lump sum payment option (“Guaranteed Benefit Lump Sum Payment”), which is currently available under limited circumstances, as an alternative to receiving periodic cash payments over your lifetime under the Guaranteed minimum income benefit option or taking certain guaranteed withdrawals and keeping a guaranteed death benefit under the Guaranteed withdrawal benefit for life option. Please be advised that electing the Guaranteed Benefit Lump Sum Payment is completely voluntary and you are not required take any action at this time under your contract.

1.	The following is added after the last paragraph under “Guaranteed benefit offers” in “Contract features and benefits”:

Guaranteed Benefit Lump Sum Payment Option

The Guaranteed Benefit Lump Sum Payment option is currently available under the following limited circumstances.

(1)	If you elected a Guaranteed minimum income benefit (“GMIB”), and the no-lapse guarantee is in effect and your account value falls to zero, either due to a withdrawal that is not an Excess withdrawal or due to a deduction of charges;

or

(2)	If you elected a Guaranteed withdrawal benefit for life (“GWBL”) or elected a GMIB that converted to a GWBL, and your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges.

We reserve the right to terminate the availability of this option at any time. This option is not available under Rollover TSA contracts.

If your account value falls to zero, as described above, we will send you a letter which will describe the options available to you, including the Guaranteed Benefit Lump Sum Payment option to make your election. In addition, the letter will include the following information:

1.	The Guaranteed Benefit Lump Sum offer is optional;

2.	If no action is taken, you will receive the stream of payments as promised under your contract;

3.	The amount and frequency of the stream of payments;

4.	The amount you would receive if you elect the Guaranteed Benefit Lump Sum offer;

5.	That the amount of the Guaranteed Benefit Lump Sum offer is less than the present value of the stream of payments;

6.	A description of the factors you should consider before accepting the Guaranteed Benefit Lump Sum offer; and

7.	The reason we are making the Guaranteed Benefit Lump Sum offer.

You will have no less than 30 days from the day your account value falls to zero to elect an option. If you elect the Guaranteed Benefit Lump Sum Payment option, you will receive the lump sum amount in a single payment.

If you elect the Guaranteed Benefit Lump Sum Payment, your contract and optional benefits will terminate. If you do not make an election, we will automatically exercise your GMIB by issuing a supplementary annuity contract using the default option described in your contract. In the case of the GWBL, we will issue you a supplementary life annuity contract and any of the applicable benefits will continue.

We will determine the Guaranteed Benefit Lump Sum Payment amount as of the day your account value fell to zero. The amount of a Guaranteed Benefit Lump Sum Payment will vary based on the factors described below.

IM-05-14 (7/14)	Catalog No. 153056 (7/14)
Accumulator 6, 7, 8, 9 (Inforce)	#760037

We first determine the contract reserves attributable to your contract using standard actuarial calculations, which is a conservative measurement of present value. In general, the contract reserve is the present value of future benefit payments. In determining your contract reserve, we take into account the following factors:

•	The owner/annuitant’s life expectancy (based on gender and age);

•	The current annual payment for the GMIB, adjusted for any outstanding withdrawal charge or, in the case of the GWBL, the guaranteed annual withdrawal amount, in the form of a single life annuity;

•	The interest rate at the time your account value fell to zero; and

•	Any remaining guaranteed minimum death benefit under the GWBL feature.

The Guaranteed Benefit Lump Sum Payment is calculated based on a percentage of the computed contract reserve. We will use the percentage that is in effect at the time of your election. The percentage will range from 50% to 90% of the contract reserve. If your account value falls to zero, as described above, we will notify you then of the current percentage when we send you the letter describing the options available to you. Your payment will be reduced, as applicable, by any annual payments made under a Customized payment plan or Maximum payment plan since your account value fell to zero. For information on how the Guaranteed Benefit Lump Sum Payment option works under certain hypothetical circumstances, please see Appendix A.

In the event your account falls to zero, as described above, you should evaluate this payment option carefully. If you elect the Guaranteed Benefit Lump Sum Payment option, you would no longer have the ability to receive periodic cash payments over your lifetime under the GMIB and/or the opportunity to take certain guaranteed withdrawals and keep any level of guaranteed death benefit under the GWBL. When you purchased your contract you made a determination that the income stream available under the GMIB or the GWBL was important to you based on your personal circumstances. When considering this payment option, you should consider whether you still need the benefits of an ongoing income stream, given your personal and financial circumstances.

In addition, you should consider the following factors:

•	Whether, given your state of health, you believe you are likely to live to enjoy the future income benefits provided by the GMIB or the GWBL;

•	If you have the GWBL, whether it is important for you to leave a minimum death benefit to your beneficiaries, if still in effect; and

•	Whether a lump sum payment is more important to you than a future stream of payments.

In considering the factors above, and any other factors you believe are relevant, you may wish to consult with your financial professional or other advisor.

We believe that offering this payment option could be mutually beneficial to both us and to contract owners whose financial circumstances may have changed since they purchased the contract. If you elect the Guaranteed Benefit Lump Sum Payment option, you would benefit since you would immediately receive a lump sum payment rather than a stream of future payments over your lifetime. We would gain a financial benefit because we anticipate that providing a lump sum payment to you will be less costly to us than paying you periodic cash payments during your lifetime.

If you elect the Guaranteed Benefit Lump Sum Payment option it will be treated as a surrender of the contract and may be taxable. For information on tax consequences, please see the section entitled “Tax information” in the Prospectus.

This payment option may not be available in all states. We may, in the future, suspend or terminate this payment option, or offer this payment option on more or less favorable terms upon advance notice to you.

Accumulator® is issued by and is a registered service mark of AXA Equitable Life Insurance Company.

Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC. 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2014 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas,

New York, NY 10104

(212) 554-1234

Appendix A

Guaranteed Benefit Lump Sum Payment Option

Hypothetical Illustrations

Example 1*. GMIB

Assume the contract owner is a 75 year old male who elected the GMIB at contract issue. Further assume the GMIB benefit base is $100,000 and the account value fell to zero, either due to a withdrawal that was not an Excess withdrawal or due to a deduction of charges. If the no lapse guarantee remains in effect, the contract owner would receive one the following:

If the type of Annuity is1:	Then the annual payment amount would be:
A single life annuity	$7,764.13
A single life annuity with a maximum 10-year period certain	$6,406.96
A joint life annuity	$5,675.19
A joint life annuity with a maximum 10-year period certain	$5,561.69
1	These are the only annuity payout options available under the GMIB. Not all annuity payout options are available in all contract series.

In the alternative, the contract owner may elect to receive the Guaranteed Benefit Lump Sum Payment. The Guaranteed Benefit Lump Sum Payment would be equal to the following:

If the percentage of computed contract reserve is:	Then the Guaranteed Benefit Lump Sum Payment Amount would be:
50%	$35,397.46
60%	$42,476.95
70%	$49,556.45
80%	$56,635.94
90%	$63,715.43

Example 2*. GWBL — with no guaranteed minimum or enhanced death benefit

Assume the contract owner is a 75 year old male who elected the GWBL at contract issue. Also assume the contract has no guaranteed minimum or enhanced death benefit. Further assume the GWBL benefit base is $100,000 and the account value fell to zero, either due to a withdrawal that was not an Excess withdrawal or due to a deduction of charges. The contract owner would receive one the following:

If the Applicable percentage is:	Then the Guaranteed annual withdrawal amount (GAWA) would be:
4.0%	$4,000.00
5.0%	$5,000.00
6.0%	$6,000.00

In the alternative, the contract owner may elect to receive the Guaranteed Benefit Lump Sum Payment. The Guaranteed Benefit Lump Sum Payment would be equal to the following:

If the percentage of computed contract reserve is:	And the GAWA is $4,000: Then the Guaranteed Benefit Lump Sum Payment Amount would be:	And the GAWA is $5,000: Then the Guaranteed Benefit Lump Sum Payment Amount would be:	And the GAWA is $6,000: Then the Guaranteed Benefit Lump Sum Payment Amount would be:
50%	$19,025.75	$23,782.19	$28,538.63
60%	$22,830.90	$28,538.63	$34,246.36
70%	$26,636.05	$33,295.07	$39,954.08
80%	$30,441.20	$38,051.51	$45,661.81
90%	$34,246.36	$42,807.94	$51,369.53

Example 3*. GWBL — with a guaranteed minimum or enhanced death benefit

Assume the same facts in Example 2 above; except that the contract includes a $100,000 guaranteed minimum or enhanced death benefit at the time the account value fell to zero.

If the Applicable percentage is:	Then the Guaranteed annual withdrawal amount (GAWA) would be:
4.0%	$4,000.00
5.0%	$5,000.00
6.0%	$6,000.00

In the alternative, the contract owner may elect to receive the Guaranteed Benefit Lump Sum Payment. The Guaranteed Benefit Lump Sum Payment would be equal to the following:

If the percentage of computed contract reserve is:	And the GAWA is $4,000: Then the Guaranteed Benefit Lump Sum Payment Amount would be:	And the GAWA is $5,000: Then the Guaranteed Benefit Lump Sum Payment Amount would be:	And the GAWA is $6,000: Then the Guaranteed Benefit Lump Sum Payment Amount would be:
50%	$31,602.39	$35,561.38	$39,341.92
60%	$37,922.87	$42,673.65	$47,210.30
70%	$44,243.34	$49,785.93	$55,078.69
80%	$50,563.82	$56,898.20	$62,947.07
90%	$56,884.30	$64,010.48	$70,815.46
*	These examples are hypothetical and are the result of a significant number of actuarial calculations using multiple market scenarios and many years of future projections. Examples 2 and 3 do not reflect GAWA payments made on a joint life basis. GAWA Payments made on a joint life basis would be lower. In addition, Examples 2 and 3 do not reflect reductions for any annual payments under a Customized payment plan or Maximum payment plan made since the account value fell to zero. The results are for illustrative purposes and are not intended to represent your particular situation. Your guaranteed annual payments or Guaranteed Benefit Lump Sum Payment amount may be higher or lower than the amounts shown.

AXA Equitable Life Insurance Company

Supplement dated September     , 2014 to current prospectuses dated May 1, 2014 for

•	Accumulator®
•	Accumulator® Elite
•	Accumulator® Plus
•	Accumulator® Select

This Supplement updates certain information in the most recent prospectuses and statements of additional information dated May 1, 2014 (collectively the “Prospectus”) you received. You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged and the Prospectus is hereby incorporated by reference. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

This Supplement describes a “new” lump sum payment option (“Guaranteed Benefit Lump Sum Payment”), which is currently available under limited circumstances, as an alternative to receiving periodic cash payments over your lifetime under the Guaranteed minimum income benefit option. Please be advised that electing the Guaranteed Benefit Lump Sum Payment is completely voluntary and you are not required take any action at this time under your contract.

1.	The following is added after the last paragraph under “Guaranteed benefit offers” in “Contract features and benefits”:

Guaranteed Benefit Lump Sum Payment Option

The Guaranteed Benefit Lump Sum Payment option is currently available under limited circumstances. It is available to you if you elected a Guaranteed minimum income benefit (“GMIB”), and the no-lapse guarantee is in effect and your account value falls to zero, either due to a withdrawal that is not an Excess withdrawal or due to a deduction of charges.

We reserve the right to terminate the availability of this option at any time. This option is not available under Rollover TSA contracts.

If your account value falls to zero, as described above, we will send you a letter which will describe the options available to you, including the Guaranteed Benefit Lump Sum Payment option to make your election. In addition, the letter will include the following information:

1.	The Guaranteed Benefit Lump Sum offer is optional;

2.	If no action is taken, you will receive the stream of payments as promised under your contract;

3.	The amount and frequency of the stream of payments;

4.	The amount you would receive if you elect the Guaranteed Benefit Lump Sum offer;

5.	That the amount of the Guaranteed Benefit Lump Sum offer is less than the present value of the stream of payments;

6.	A description of the factors you should consider before accepting the Guaranteed Benefit Lump Sum offer; and

7.	The reason we are making the Guaranteed Benefit Lump Sum offer.

You will have no less than 30 days from the day your account value falls to zero to elect an option. If you elect the Guaranteed Benefit Lump Sum Payment option, you will receive the lump sum amount in a single payment.

If you elect the Guaranteed Benefit Lump Sum Payment, your contract and optional benefits will terminate. If you do not make an election, we will automatically exercise your GMIB by issuing a supplementary annuity contract using the default option described in your contract.

We will determine the Guaranteed Benefit Lump Sum Payment amount as of the day your account value fell to zero. The amount of a Guaranteed Benefit Lump Sum Payment will vary based on the factors described below.

We first determine the contract reserves attributable to your contract using standard actuarial calculations, which is a conservative measurement of present value. In general, the contract reserve is the present value of future benefit payments. In determining your contract reserve, we take into account the following factors:

•	The owner/annuitant’s life expectancy (based on gender and age);

•	The current annual payment for the GMIB in the form of a single life annuity, adjusted for any outstanding withdrawal charge; and

•	The interest rate at the time your account value fell to zero.

IM-06-14 (7/14)	Catalog No. 153057 (7/14)
Accumulator ‘04 (Inforce)	#759893

The Guaranteed Benefit Lump Sum Payment is calculated based on a percentage of the computed contract reserve. We will use the percentage that is in effect at the time of your election. The percentage will range from 50% to 90% of the contract reserve. If your account value falls to zero, as described above, we will notify you then of the current percentage when we send you the letter describing the options available to you. Your payment will be reduced, as applicable, by any annual payments made under a Customized payment plan or Maximum payment plan since your account value fell to zero. For information on how the Guaranteed Benefit Lump Sum Payment option works under certain hypothetical circumstances, please see Appendix A.

In the event your account falls to zero, as described above, you should evaluate this payment option carefully. If you elect the Guaranteed Benefit Lump Sum Payment option, you would no longer have the ability to receive periodic cash payments over your lifetime under the GMIB. When you purchased your contract you made a determination that the income stream available under the GMIB was important to you based on your personal circumstances. When considering this payment option, you should consider whether you still need the benefits of an ongoing income stream, given your personal and financial circumstances.

In addition, you should consider the following factors:

•	Whether, given your state of health, you believe you are likely to live to enjoy the future income benefits provided by the GMIB; and

•	Whether a lump sum payment is more important to you than a future stream of payments.

In considering the factors above, and any other factors you believe are relevant, you may wish to consult with your financial professional or other advisor.

We believe that offering this payment option could be mutually beneficial to both us and to contract owners whose financial circumstances may have changed since they purchased the contract. If you elect the Guaranteed Benefit Lump Sum Payment option, you would benefit since you would immediately receive a lump sum payment rather than a stream of future payments over your lifetime. We would gain a financial benefit because we anticipate that providing a lump sum payment to you will be less costly to us than paying you periodic cash payments during your lifetime.

If you elect the Guaranteed Benefit Lump Sum Payment option it will be treated as a surrender of the contract and may be taxable. For information on tax consequences, please see the section entitled “Tax information” in the Prospectus.

This payment option may not be available in all states. We may, in the future, suspend or terminate this payment option, or offer this payment option on more or less favorable terms upon advance notice to you.

Accumulator® is issued by and is a registered service mark of AXA Equitable Life Insurance Company.

Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC. 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2014 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas,

New York, NY 10104

(212) 554-1234

Appendix A

Guaranteed Benefit Lump Sum Payment Option

Hypothetical Illustration

Example 1*. GMIB:

Assume the contract owner is a 75 year old male who elected the GMIB at contract issue. Further assume the GMIB benefit base is $100,000 and the account value fell to zero, either due to a withdrawal that was not an Excess withdrawal or due to a deduction of charges. If the no lapse guarantee remains in effect, the contract owner would receive one the following:

If the type of Annuity is1:	Then the annual payment amount would be:
A single life annuity	$7,764.13
A single life annuity with a maximum 10-year period certain	$6,406.96
A joint life annuity	$5,675.19
A joint life annuity with a maximum 10-year period certain	$5,561.69
1	These are the only annuity payout options available under the GMIB. Not all annuity payout options are available in all contract series.

In the alternative, the contract owner may elect to receive the Guaranteed Benefit Lump Sum Payment. The Guaranteed Benefit Lump Sum Payment would be equal to the following:

If the percentage of computed contract reserve is:	Then the Guaranteed Benefit Lump Sum Payment Amount would be:
50%	$35,397.46
60%	$42,476.95
70%	$49,556.45
80%	$56,635.94
90%	$63,715.43
*	These examples are hypothetical and are the result of a significant number of actuarial calculations using multiple market scenarios and many years of future projections. The results are for illustrative purposes and are not intended to represent your particular situation. Your guaranteed annual payments or Guaranteed Benefit Lump Sum Payment amount may be higher or lower than the amounts shown.

DRAFT

Accumulator

P.O. Box 1547

Secaucus, NJ 07096-1547

Accumulator Series	[Insert Date]
Contract Number:	XXX XXX XXX
Contract Date:	XX XX, XXXX
Name of Annuitant:	Annuitant Name
Contract Owner:	Owner Name
Your Financial Professional:	[Insert FP Name]
Telephone:	[Insert FP Telephone #]

OWNR_NAME_FIRST OWNR_NAME_LAST

Owner_addr1

Owner_addr2

If you need assistance, please call your financial professional at the phone number above, call our Service Center toll free at 1-800-xxx-xxxx, or visit www.axa.com.

GWBL NOTICE - Annuity Account Value reduced to $0 - PLEASE RESPOND

Dear (OWNER_NAME_FIRST)

When you purchased your AXA variable annuity contract and elected the Guaranteed Withdrawal Benefit for Life (GWBL), you received certain guarantees. One of those guarantees ensures that if your annuity account value drops to zero, either due to a withdrawal that is not an Excess withdrawal or due to a deduction of charges, you will automatically begin receiving a series of income payments that will continue as long as you live.

According to our records, the combination of withdrawals you’ve made, charges, and poor market performance has caused your annuity account value to drop to zero.

You’ll automatically receive $xx,xxx.xx each year, starting one year from the day your annuity account value dropped to zero. If you were enrolled in a Maximum Payment Plan, any remaining payments that are to be made after the annuity account value dropped to zero, will continue on the same frequency. If you are enrolled in a Customized Payment Plan, we will pay you the balance of your Guaranteed Annual Withdrawal Amount (GAWA) for the contract year in a lump sum. Payment of the GAWA will then begin on your next contract date anniversary on the same frequency. Depending upon the terms of your annuity contract, these payments will either last as long as you live or as long as both you and your joint annuitant live. Your payments are calculated using your GWBL Benefit Base on the day your annuity account value dropped to zero.

Your GWBL Enhanced Death Benefit may be affected. Your Enhanced Death Benefit value will remain the same as it was on the day your annuity account value dropped to zero. It will no longer increase in value, but will be reduced by the payments you receive. If the GMDB value was zero on the day your annuity account value dropped to zero, there will no longer be a death benefit. See the enclosed supplementary contract for details.

DRAFT

You have another option besides receiving annual payments. You can elect the Guaranteed Benefit Lump Sum Payment Option and receive a one-time payment of $xx,xxx.xx. If you elect the Guaranteed Benefit Lump Sum Payment Option, your contract and optional benefits will terminate. If you would like to receive a lump sum payment, you will need to complete the enclosed form. If you choose this option, we must receive the enclosed form by XX/XX/XXXX. Your Guaranteed Benefit Lump Sum Payment amount is approximately X % of the calculated actuarial value of the GWBL reserve described below.

Important Information about the Guaranteed Benefit Lump Payment Option.

You are not required to elect this payment option. If you do not elect this option, you will automatically receive periodic payments as described above.

In order to determine the Guaranteed Benefit Lump Sum Payment amount, we first determine the contract reserves attributable to your contract using standard actuarial calculations, which is a conservative measurement of present value. In determining your contract reserve, we take into account the following factors:

•	The owner/annuitant’s life expectancy (based on gender and age);
•	The guaranteed annual withdrawal amount in the form of a single life annuity;
•	The interest rate at the time your account value fell to zero; and
•	Any remaining guaranteed minimum death benefit.

The Guaranteed Benefit Lump Sum Payment amount is calculated based on the percentage of the computed contract reserve shown above. Your Guaranteed Benefit Lump Sum Payment amount will be reduced by any annual payments made under a Customized Payment Plan or Maximum Payment Plan program since your account value fell to zero. Please note that the actuarial value of your income payments is greater than the amount offered under the Guaranteed Benefit Lump Sum Payment Option.

When considering this payment option, you should consider whether you still need the benefits of an ongoing income stream, as discussed above, given your personal and financial circumstances.

In addition, you should consider the following factors:

•	Whether, given your state of health, you believe you are likely to live to enjoy the future income benefits provided by the GWBL;

•	Whether it is important for you to leave a minimum death benefit to your beneficiaries, if still in effect; and

•	Whether a lump sum payment is more important to you than a future stream of payments.

In considering the factors above, and any other factors you believe are relevant, you may wish to consult with your financial professional or other advisor. Please refer to the prospectus for additional information regarding the Guaranteed Benefit Lump Sum Payment Option.

DRAFT

We believe that offering this Guaranteed Benefit Lump Sum Payment Option could be mutually beneficial to both us and you. If you elect the Guaranteed Benefit Lump Sum Payment option, you would benefit since you would immediately receive a lump sum payment rather than a stream of future payments over your lifetime. We would gain a financial benefit because we anticipate that providing a lump sum payment to you will be less costly to us than paying you periodic cash payments during your lifetime.

Thank you for choosing AXA to help meet your retirement needs. If there is anything else we can help you with, please let us know. Your financial professional can provide you with more detailed information on the options available to you. If you would like additional information, please call your financial professional, or our Service Center at 1-800-xxx-xxxx.

Sincerely,

AXA Equitable Life Insurance Company

cc: [Insert FP Name]

DRAFT

Accumulator

P.O. Box 1547

Secaucus, NJ 07096-1547

Accumulator Series	[Insert Date]
Contract Number:	XXX XXX XXX
Contract Date:	XX XX, XXXX
Name of Annuitant:	Annuitant Name
Contract Owner:	Owner Name
Your Financial Professional:	[Insert FP Name]
Telephone:	[Insert FP Telephone #]

OWNR_NAME_FIRST OWNR_NAME_LAST

Owner_addr1

Owner_addr2

If you need assistance, please call your financial professional at the phone number above, call our Service Center toll free at 1-800-xxx-xxxx, or visit www.axa.com.

GMIB NOTICE – Annuity Account Value reduced to $0 - PLEASE RESPOND –

Dear (OWNER _ NAME _FIRST)

When you purchased your AXA variable annuity contract and elected the Guaranteed Minimum Income Benefit (GMIB), you received certain guarantees. One of those guarantees, called the No Lapse Guarantee, ensures that if your annuity account value drops to zero, either due to a withdrawal that is not an Excess withdrawal or due to a deduction of charges, you will automatically begin receiving a series of income payments that will continue as long as you live.

According to our records, the combination of withdrawals you’ve made, charges, and poor market performance has caused your annuity account value to drop to zero. Because your No Lapse Guarantee remains in effect, you are scheduled to begin receiving lifetime income payments.

You will automatically receive $XX,XXX.XX each year, starting one year from the day your annuity account value dropped to zero. If you were enrolled in our dollar-for-dollar withdrawal service or systematic withdrawal program that provides roll-up benefit base preservation or full dollar-for-dollar withdrawals on the date your annuity account value dropped to zero, you will receive payments based on the frequency of payments you were receiving under that program. Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. Depending upon the terms of your annuity contract, these payments are either a lifetime payout, which means payments continue only for your life, or a lifetime payout with period certain, which means that if you die before a certain number of years has passed, your beneficiaries will receive payments for the balance of the remaining period certain. Your payments are calculated using your GMIB Benefit Base on the day your annuity account value dropped to zero.

DRAFT

Alternatively, you may also request a frequency other than annual such as monthly or quarterly starting one month or one quarter, respectively, from the date your annuity account value dropped to zero. You may also elect to receive a reduced series of income payments based on joint lives. If you would like to see how much your monthly, quarterly or joint life payments would be, please call our Service Center at 1-800-xxx-xxxx. See the enclosed supplementary contract for additional details.

You have another option besides receiving annual payments. You can elect the Guaranteed Benefit Lump Sum Payment Option and receive a one-time payment of $xx,xxx.xx. If you elect the Guaranteed Benefit Lump Sum Payment Option, your contract and optional benefits will terminate. If you would like to receive a lump sum payment, you will need to complete the enclosed form. If you choose this option, we must receive the enclosed form by XX/XX/XXXX. Your Guaranteed Benefit Lump Sum Payment amount is approximately X % of the calculated actuarial value of the GMIB reserve as described below.

Important Information about the Guaranteed Benefit Lump Sum Payment Option.

You are not required to elect this payment option. If you do not elect this option, you will automatically receive periodic payments as described above.

In order to determine the Guaranteed Benefit Lump Sum Payment amount, we first determine the contract reserves attributable to your contract using standard actuarial calculations, which is a conservative measurement of present value. In determining your contract reserve, we take into account the following factors:

•	The owner/annuitant’s life expectancy (based on gender and age);
•	The guaranteed annual payment in the form of a single life annuity, adjusted for any outstanding withdrawal charge; and
•	The interest rate at the time your account value fell to zero.

The Guaranteed Benefit Lump Sum Payment amount is calculated based on the percentage of the computed contract reserve shown above. Please note that the actuarial value of your lifetime income payments is greater than the amount offered under the Guaranteed Benefit Lump Sum Payment Option. Please refer to the prospectus for additional information regarding the Guaranteed Benefit Lump Sum Payment Option.

When considering this payment option, you should consider whether you still need the benefits of an ongoing income stream, given your personal and financial circumstances.

In addition, you should consider the following factors:

•	Whether, given your state of health, you believe you are likely to live to enjoy the future income benefits provided by the GMIB; and

•	Whether a lump sum payment is more important to you than a future stream of payments.

DRAFT

In considering the factors above, and any other factors you believe are relevant, you may wish to consult with your financial professional or other advisor. Please refer to the prospectus for additional information regarding the Guaranteed Benefit Lump Sum Payment Option.

We believe that offering this Guaranteed Benefit Lump Sum Payment option could be mutually beneficial to both us and to you. If you elect the Guaranteed Benefit Lump Sum Payment Option, you would benefit since you would immediately receive a lump sum payment rather than a stream of future payments over your lifetime. We would gain a financial benefit because we anticipate that providing a lump sum payment to you will be less costly to us than paying you periodic cash payments during your lifetime.

Thank you for choosing AXA to help meet your retirement needs. If there is anything else we can help you with please let us know. Your financial professional can provide you with more detailed information on the options available to you with the No Lapse Guarantee. If you would like additional information, please call your financial professional, or our Service Center at 1-800-xxx-xxxx.

Sincerely,

AXA Equitable Life Insurance Company

cc: [Insert FP Name]

AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT ADDING A LUMP SUM PAYMENT OPTION TO YOUR CONTRACT

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract. The term “Contract” as used in this Endorsement applies either to a Contract or Certificate.

This Endorsement is effective immediately.

Your Contract was issued with a Guaranteed Minimum Income Benefit (“GMIB”) Rider which includes a No Lapse Guarantee providing for annual lifetime payments upon your Annuity Account Value (“AAV”) falling to zero under certain circumstances as described in your GMIB Rider.

So long as your No Lapse Guarantee has not terminated as set forth in your GMIB Rider, this Endorsement provides you with a Lump Sum Payment Option (“LSPO”) on the Transaction Date that the AAV falls to zero as described in your GMIB Rider. If you accept this LSPO, you agree to forego the annual payments as provided under the No Lapse Guarantee in your GMIB Rider and instead agree to a single lump sum payment, the amount of which will be determined as of the Transaction Date that the AAV falls to zero as described in your GMIB Rider and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GMIB Rider and any applicable guaranteed minimum death benefit(s) under the Contract will terminate and you also agree to surrender your Contract.

You will have [30] days from the Transaction Date that the AAV falls to zero as described in your GMIB Rider to provide us with a LSPO election, in good order, in order to accept the LSPO and surrender your Contract.

The charge under the Rider(s) will be waived in the Contract Year in which the LSPO Payment Transaction Date occurs. All other Contract charges will remain unchanged. Any applicable Withdrawal Charges and Administrative Charges on the LSPO Payment Transaction Date will reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

2014GMIB-LS-G

AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT ADDING A LUMP SUM PAYMENT OPTION TO YOUR CONTRACT

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract.

This Endorsement is effective immediately.

Your Contract was issued with a Guaranteed Minimum Income Benefit (“GMIB”) Rider which includes a No Lapse Guarantee providing for annual lifetime payments upon your Annuity Account Value (“AAV”) falling to zero under certain circumstances as described in your GMIB Rider.

So long as your No Lapse Guarantee has not terminated as set forth in your GMIB Rider, this Endorsement provides you with a Lump Sum Payment Option (“LSPO”) on the Transaction Date that the AAV falls to zero as described in your GMIB Rider. If you accept this LSPO, you agree to forego the annual payments as provided under the No Lapse Guarantee in your GMIB Rider and instead agree to a single lump sum payment, the amount of which will be determined as of the Transaction Date that the AAV falls to zero as described in your GMIB Rider and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GMIB Rider and any applicable guaranteed minimum death benefit(s) under the Contract will terminate and you also agree to surrender your Contract.

You will have [30] days from the Transaction Date that the AAV falls to zero as described in your GMIB Rider to provide us with a LSPO election, in good order, in order to accept the LSPO and surrender your Contract.

The charge under the Rider(s) will be waived in the Contract Year in which the LSPO Payment Transaction Date occurs. All other Contract charges will remain unchanged. Any applicable Withdrawal Charges and Administrative Charges on the LSPO Payment Transaction Date will reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer ]	Karen Field Hazin, Vice President, Secretary and Associate General Counsel ]

2014GMIB-LS-I

AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT ADDING A LUMP SUM PAYMENT OPTION TO YOUR CONTRACT

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract. The term “Contract” as used in this Endorsement applies either to a Contract or Certificate.

This Endorsement is effective immediately.

Your Contract was issued with a Guaranteed Minimum Income Benefit (“GMIB”) Rider which provides a right to convert the benefit thereunder to a Guaranteed Withdrawal Benefit for Life (GWBL). Your GMIB Rider also includes a No Lapse Guarantee providing for annual lifetime payments upon your Annuity Account Value (“AAV”) falling to zero under certain circumstances as described in your GMIB Rider.

So long as your No Lapse Guarantee has not terminated as set forth in your GMIB Rider, this Endorsement provides you with a Lump Sum Payment Option (“LSPO”) on the Transaction Date that the AAV falls to zero as described in your GMIB Rider. If you have met the requirements to convert the benefit under your GMIB Rider to a GWBL and the AAV under your Contract falls to zero after the GWBL Conversion Effective Date as defined in your GMIB Rider, you will also be provided with the LSPO; however, the date on which you are provided with the LSPO is termed the “Benefit Transaction Date.” If you accept this LSPO, you agree to forego the annual payments as provided under the No Lapse Guarantee in your GMIB Rider and instead agree to a single lump sum payment, the amount of which will be determined as of the Transaction Date that the AAV falls to zero as described in your GMIB Rider or the Benefit Transaction Date, as applicable, and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GMIB/GWBL Rider and any applicable guaranteed minimum death benefit(s) under the Contract will terminate and you also agree to surrender your Contract.

You will have [30] days from the Transaction Date that the AAV falls to zero as described in your GMIB Rider or the Benefit Transaction Date, as applicable, to provide us with a LSPO election, in good order, in order to accept the LSPO and surrender your Contract.

The charge under the Rider(s) will be waived in the Contract Year in which the LSPO Payment Transaction Date occurs. All other Contract charges will remain unchanged. Any applicable Withdrawal Charges and Administrative Charges on the LSPO Payment Transaction Date will reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

2014GMIB-W-LS-G

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

2014GMIB-W-LS-G

AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT ADDING A LUMP SUM PAYMENT OPTION TO YOUR CONTRACT

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract.

This Endorsement is effective immediately.

Your Contract was issued with a Guaranteed Minimum Income Benefit (“GMIB”) Rider which provides a right to convert the benefit thereunder to a Guaranteed Withdrawal Benefit for Life (GWBL). Your GMIB Rider also includes a No Lapse Guarantee providing for annual lifetime payments upon your Annuity Account Value (“AAV”) falling to zero under certain circumstances as described in your GMIB Rider.

So long as your No Lapse Guarantee has not terminated as set forth in your GMIB Rider, this Endorsement provides you with a Lump Sum Payment Option (“LSPO”) on the Transaction Date that the AAV falls to zero as described in your GMIB Rider. If you have met the requirements to convert the benefit under your GMIB Rider to a GWBL and the AAV under your Contract falls to zero after the GWBL Conversion Effective Date as defined in your GMIB Rider, you will also be provided with the LSPO; however, the date on which you are provided with the LSPO is termed the “Benefit Transaction Date.” If you accept this LSPO, you agree to forego the annual payments as provided under the No Lapse Guarantee in your GMIB Rider and instead agree to a single lump sum payment, the amount of which will be determined as of the Transaction Date that the AAV falls to zero as described in your GMIB Rider or the Benefit Transaction Date, as applicable, and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GMIB/GWBL Rider and any applicable guaranteed minimum death benefit(s) under the Contract will terminate and you also agree to surrender your Contract.

You will have [30] days from the Transaction Date that the AAV falls to zero as described in your GMIB Rider or the Benefit Transaction Date, as applicable, to provide us with a LSPO election, in good order, in order to accept the LSPO and surrender your Contract.

The charge under the Rider(s) will be waived in the Contract Year in which the LSPO Payment Transaction Date occurs. All other Contract charges will remain unchanged. Any applicable Withdrawal Charges and Administrative Charges on the LSPO Payment Transaction Date will reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

2014GMIB-W-LS-I

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

2014GMIB-W-LS-I

AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT ADDING A LUMP SUM PAYMENT OPTION TO YOUR CONTRACT

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract. The term “Contract” as used in this Endorsement applies either to a Contract or Certificate.

This Endorsement is effective immediately.

Your Contract was issued with a Guaranteed Withdrawal Benefit for Life (“GWBL”) Rider. Your GWBL Rider provides for annual lifetime payments and continuation of any applicable Guaranteed Minimum Death Benefit (“GMDB”) upon your Annuity Account Value (“AAV”) falling to zero under certain circumstances as described in your GWBL Rider.

This Endorsement provides you with a Lump Sum Payment Option (“LSPO”) on the “Benefit Transaction Date” as defined in your GWBL Rider. If you accept this LSPO, you agree to forego the annual payments as provided under the your GWBL Rider on the Benefit Transaction Date and instead agree to a single lump sum payment, the amount of which will be determined as of the Benefit Transaction Date and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GWBL Rider and any applicable GMDB under the Contract will terminate and you also agree to surrender your Contract.

You will have [30] days from the Benefit Transaction Date to provide us with a LSPO election, in good order, in order to accept the LSPO and surrender your Contract.

The charge under the Rider(s) will be waived in the Contract Year in which the LSPO Payment Transaction Date occurs. All other Contract charges will remain unchanged. Any applicable Withdrawal Charges and Administrative Charges on the LSPO Payment Transaction Date will reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

2014GWBL-LS-G

AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT ADDING A LUMP SUM PAYMENT OPTION TO YOUR CONTRACT

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and ‘‘us’’ mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract.

This Endorsement is effective immediately.

Your Contract was issued with a Guaranteed Withdrawal Benefit for Life (“GWBL”) Rider. Your GWBL Rider provides for annual lifetime payments and continuation of any applicable Guaranteed Minimum Death Benefit (“GMDB”) upon your Annuity Account Value (“AAV”) falling to zero under certain circumstances as described in your GWBL Rider.

This Endorsement provides you with a Lump Sum Payment Option (“LSPO”) on the “Benefit Transaction Date” as defined in your GWBL Rider. If you accept this LSPO, you agree to forego the annual payments as provided under the your GWBL Rider on the Benefit Transaction Date and instead agree to a single lump sum payment, the amount of which will be determined as of the Benefit Transaction Date and paid on the “LSPO Payment Transaction Date.” The LSPO Payment Transaction Date is the Business Day on which we receive your completed and signed acceptance of our LSPO. If you accept this LSPO, your GWBL Rider and any applicable GMDB under the Contract will terminate and you also agree to surrender your Contract.

You will have [30] days from the Benefit Transaction Date to provide us with a LSPO election, in good order, in order to accept the LSPO and surrender your Contract.

The charge under the Rider(s) will be waived in the Contract Year in which the LSPO Payment Transaction Date occurs. All other Contract charges will remain unchanged. Any applicable Withdrawal Charges and Administrative Charges on the LSPO Payment Transaction Date will reduce the LSPO amount.

We may discontinue the availability of this LSPO upon [45] days advance written notice to you.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

2014GWBL-LS-I